Exhibit 4.37

Investment and Cooperation Agreement

(Summary Translation)

This Agreement is entered into on August 8, 2014 by and between the following parties:

Party A: SouFun Holdings Limited

Party B: Colour Life Services Co., Limited

Article I. Means of Cooperation

1. Party A and Party B shall form a joint-venture company (the “JV Co”) in Shenzhen to exclusively operate secondary properties, rental properties, the business of sale and leasing of new home and other related value-added services within the communities managed by Party B.

2. The registered capital of the JV Co shall be RMB50 million (subject to further adjustments upon mutual agreement), with Party A investing RMB25.5 million in cash (representing 51% of the share capital of the JV Co) and Party B investing RMB24.5 million in cash (representing 49% of the share capital of the JV Co).

3. Both parties shall deposit the agreed-upon capital contribution into a designated account within 10 business days starting from the date of this Agreement, and the breaching party shall own the shares of the JV Co according to its actual amount of capital contribution, and bear the responsibilities for breach of contract.

4. The JV Co shall formulate its articles of association pursuant to the Companies Law and this Agreement. The articles of association are binding on the JV Co and its shareholders, directors and general manager.

Article II. Rights and Obligations of Shareholders

1. Rights of shareholders

A).	attending shareholders meetings;

B).	nominating candidates for directors, managers and supervisors:

a)	the board of directors shall consist of five members, of which Party A shall appoint three and Party B shall appoint two;

b)	change of business scope, capital increase, change of shareholding and other significant matters shall be approved by the board of directors; and

c)	the appointment of core management team (general manager and chief financial officer) shall be approved by the board of directors;

C).	preemptive rights to purchase other shareholders’ capital contribution or subscribe for newly issued capital;

D).	receiving dividends and other benefits according to its investment ratio;

E).	other rights in accordance with the Companies Law.

2. Obligations of shareholders

A).	contributing full amount of subscribed capital contribution on schedule, and refraining from withdrawing capital contribution after completing the registration procedures;

B).	furnishing all the formalities and procedures required for the establishment of the JV Co;

C).	Party A shall initially pay the establishment expenses, and if the JV Co is established, such expenses shall be recorded the JV Co’s accounts, and if the JV Co is not established, both parties shall bear the expenses according to their subscribed ratio of investment; and

D).	other obligations required by the Companies Law.

3. Party A shall incorporate into the JV Co necessary network, technology, marketing and management personnel, equipment and existing products for the intended business.

4. Party A shall integrate online and offline resources and develop relevant Internet or mobile APP products to facilitate the entry and update of properties information, and achieve a closed business loop from online appointment to on-site inspection and document signing to sell and lease properties.

5. Party B shall incorporate into the JV Co its business team that manages sale and leasing of properties, and other related management and operation systems.

6. Party B shall provide the JV Co with all information of secondary properties, rental properties and new homes, including the details of the rental properties or properties for sale under the “properties bank” service within the communities managed by it. Party B shall ensure the authenticity and promptness of such information.

Article III. Conditions for the Transfer of Capital Contribution

All or part of the capital contribution may be transferred between shareholders. Where a shareholder intends to transfer its capital contribution to a third party, such transaction is subject to the approval of all shareholders; the shareholder that disapproves the transfer shall purchase such capital contribution, otherwise it shall be deemed to have approved such transfer. Once approved, other shareholders shall have preemptive rights with respect to the capital contribution to be transferred.

Article IV. Shareholders Assembly, Board of Directors and Managers

1. The shareholders assembly of the JV Co shall consist of all shareholders. It shall exercise the following functions:

A).	to decide on the operational policy and investment plan of the JV Co;

B).	to examine and approve the annual financial budget plan and final accounts plan of the JV Co;

C).	to examine and approve the plans of the JV Co for profit distribution and for making up losses;

D).	to adopt resolutions on the increase or reduction of the registered capital of the JV Co;

E).	to adopt resolutions on shareholders’ transfer of capital contribution to non-shareholders;

F).	to adopt resolutions on the merger, division, transformation, dissolution or liquidation of the JV Co; and

G).	to amend the articles of association of the JV Co.

2. The board of directors of the JV Co shall consist of five members, of which Party A shall appoint three and Party B shall appoint two. The board of directors shall have a chairman and a vice-chairman. Party A shall appoint the chairman and Party B shall appoint the vice-chairman. Chairman of the board is the legal representative of the JV Co. The board of directors shall be accountable to the shareholders assembly, and exercise the following functions:

A).	to convene the meeting of the shareholders assembly, and to report on its work;

B).	to decide on the operational plans and investment plans of the JV Co;

C).	to decide on the establishment of the internal administrative bodies of the JV Co;

D).	to decide on the engagement or dismissal of the general manager of the JV Co, and upon recommendation of the general manager, decide on the appointment or dismissal of the deputy manager(s) and persons in charge of the financial affairs of the JV Co; and

E).	to formulate the basic management system of the JV Co.

3. The JV Co shall have a general manager, who shall be appointed or dismissed by the board of directors. The general manager shall be accountable to the board of directors and shall exercise the following functions:

A).	to take charge of production, operation and management of the JV Co and organize implementation of the resolutions of the board of directors;

B).	to organize implementation of the annual operational plan and the investment plan of the JV Co;

C).	to formulate the specific rules of the JV Co;

D).	to recommend the appointment or dismissal of the deputy manager(s) and of the persons in charge of financial affairs of the JV Co;

E).	to decide on the appointment or dismissal of the persons in charge of management other than the ones the engagement or dismissal of whom is to be decided by the board of directors; and

F).	to exercise other functions and powers granted by the articles of association or the board of directors of the JV Co.

4. Both parties shall not conduct any activities that undermine the interests of the JV Co. Unless required by law or approved by the shareholders assembly, neither party shall disclose any confidential information of the JV Co.

Article V. The Establishment of the JV Co

Both parties shall designated personnel responsible for the establishment of the JV Co, and if the JV Co is established, such expenses shall be recorded the JV Co’s accounts, and if the JV Co is not established, both parties shall bear the expenses according to their subscribed ratio of investment.

Article VI. Termination

This Agreement shall be terminated upon the occurrence of any of the following events:

A).	the JV Co is not successfully established within a year as a result of force majeure; or

B).	the JV Co is dissolved according to relevant laws and regulations or the articles of association of the JV Co.

Article VII. Responsibilities for Breach of Contract

Whichever party breaches this Agreement shall bear the responsibilities for breach of contract to the non-breaching party. If the breaching party’s illegal acts result in a loss to the non-breaching party or the JV Co, the breaching party shall make indemnification.

Article VIII. Dispute Resolution

All parties shall firstly resolve any disputes resulting from this Agreement through consultation. If such consultation fails, either party is entitled to bring a lawsuit to the court of the jurisdiction where the defendant party is registered. The legal proceedings shall be governed by the PRC laws.

Article IX. If there is any matter not covered in this Agreement, the parties may enter into supplemental agreements through further negotiation.

Article X. This Agreement is made in two counterparts, and each party holds one copy. This Agreement shall come into effect as of the date of the execution by both parties.

SouFun Holdings Limited (seal)

Legal Representative:	/s/

Colour Life Services Co., Limited (seal)

Legal Representative:	/s/

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